Exhibit 99.1

Diginex Announces Non-Binding MOU for the Acquisition of Kindred OS and entering the Edge AI Technology market

The proposed acquisition of Kindred OS will enhance Diginex’s position in the rapidly converging fields of AI, data privacy, ESG, and regulatory compliance technology.

LONDON, Nov. 6, 2025 (GLOBE NEWSWIRE) — Diginex Limited (“Diginex” or the “Company”) (NASDAQ: DGNX), a recognized provider of Sustainability RegTech announces the execution of a non-binding memorandum of understanding (the “MOU”) to acquire Kindred OS (“Kindred”), an innovator in Edge Artificial Intelligence (Edge AI), a technology that enables AI models to run locally, securely, and independently of the cloud.

While much of the AI industry is racing toward large, cloud-based AI models, Diginex hopes to chart a different path, one centered on privacy, energy efficiency, and regulatory trust. Edge AI empowers organizations to perform complex data analysis within their own infrastructure, without transferring sensitive information externally. This privacy-first architecture is particularly relevant for regulated sectors such as financial services, healthcare, and the public sector, where data sovereignty, transparency, and auditability are critical.

“Compliance and reporting are evolving from static checklists into living and evolving intelligent systems” stated Miles Pelham, Founder and Executive Chairman of Diginex. “Edge AI allows us to place trusted intelligence within an organization’s own secure IT ecosystem, which is perfectly aligned with Diginex’s mission to make compliance transparent, efficient, and responsible.”

By integrating Kindred’s Edge AI framework into its platform, Diginex aims to enable clients to automate compliance and generate AI-driven insights directly within secure environments, minimizing data risk, cost, and latency.

“Edge AI bridges the gap between innovation and regulatory integrity,” stated Lorenzo Romano, Head of M&A and Strategic Development at Diginex. “By combining Diginex’s regulatory expertise with Kindred’s local AI architecture, we aim to set a new benchmark for how AI will enhance both performance and compliance in the years ahead.”

A Strategic Milestone in Diginex’s Growth Journey

The proposed acquisition of Kindred underscores Diginex’s vision to become the global platform for Regulatory Technology powered by responsible AI, helping organizations capture, verify, and act on any data with confidence.

Kindred’s “H1 Edge AI platform” , which is designed for predictive learning, healthcare, and industrial automation, will be integrated into Diginex’s product suite to create an intelligent, privacy-preserving operating layer across Diginex’s compliance and ESG solutions.

Once Kindred’s H1 Edge AI technology is integrated, the Diginex platform will empower organizations to:

●	Run AI models locally to analyze ESG, risk, and any operational data without exposing sensitive information to external third party platforms or data centers

●	Unlock real-time compliance intelligence that continuously evolves with changing regulations on data privacy

●	Advance sustainability goals by reducing dependence on energy-intensive cloud infrastructures.

Why it Matters

This proposed acquisition of Kindred will strengthen Diginex’s innovation capacity and broadens its access to new markets and customer segments. By incorporating Kindred H1 Edge AI technology into its platform, Diginex aims to enhance its ability to scale responsibly and deliver long-term value to clients and shareholders, while strengthening trust and transparency with regulators.

The global Edge AI market size was estimated at USD 20.78 billion in 2024 and is projected to reach USD 66.47 billion by 2030, growing at a CAGR of 21.7% from 2025 to 2030. Accordingly, we believe Diginex is positioning itself to capture future opportunities as regulated industries increasingly demand privacy-first, AI-enabled compliance and ESG solutions.

The transaction contemplated by the MOU reflects Diginex’s continued commitment to advancing responsible innovation and long-term value creation.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Kindred OS

Kindred OS is an emerging artificial intelligence company developing the H1 Edge AI platform, which enables predictive analytics and local deployment of small-language models across education, healthcare, and infrastructure sectors. Its technology emphasizes offline, privacy-preserving intelligence, bringing advanced AI capabilities to environments where cloud-based systems are impractical or non-compliant. Founded in Alabama, USA, it is intended Kindred OS will operate as “Kindred by Diginex” following the acquisition.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global